Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

beckk@gtlaw.com

April 13, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 23, 2021 CIK No. 0001884072

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of Amendment No. 1 to draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on December 23, 2021. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith submitting to the Commission, on a confidential basis via EDGAR, a revised draft Registration Statement (“Amendment No. 2”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated January 14, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 2 reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2021

Prospectus Summary, page 1 (see disclosures on pages 1 and 53)

1.	Staff Comment: We note your response to prior comment 4. Please discuss in greater detail the reference to “takes some time to ramp up” your operations.

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U.S. Securities and Exchange Commission
April 13, 2022

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Prospectus Summary and Business sections.

2.	Staff Comment: We note your revisions in response to prior comment 8. Please disclose here all payments to affiliates that will be made from the proceeds of this offering and explain the reasons for such payments, in light of your disclosed need for further financing.

Company Response: The Company respectfully advises the Staff that the Company no longer plans to make any payments to affiliates from the proceeds of this offering.

Loss of key members of management or our inability to attract and retain qualified personnel could adversely affect our business, page 17 (see disclosure on page 18)

3.	Staff Comment: We note your response to prior comment 11. Please revise to present as a separate risk factor the risk disclosed in the first paragraph on page 18. Also, discuss in greater detail the “certain instances.” In addition, revise to clarify when and which companies were required to terminate their registration status pursuant to the filing of a Form 15 or had their securities registration revoked by the SEC pursuant to Section 12(j) of the Exchange Act and, in each instance, identify which of your officers and directors were affiliated with that entity.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure under Risk Factors.

The former stockholders of Scio may bring action for possible omissions from Scio’s proxy statement, page 25 (see disclosure on page 28)

4.	Staff Comment: We note your response to prior comment 1. Please clarify the reference to “possible omissions” mentioned in this risk factor, such as any financial information that was required to be included. In light of that, clarify how you concluded the claims are “likely without merit.” In addition, revise the disclosure on page 7 to include a bullet point to highlight the risk mentioned on page 25. Finally, please also address the potential risk related to actions brought by the Commission.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure under Risk Factors.

Certain Relationships and Related Party Transactions, page 77 (see disclosure on page 40)

5.	Staff Comment: Please expand your revisions in response to prior comment 15 to disclose the amount of each note to be repaid with the proceeds of this offering. Also disclose the amount to be paid to each executive officer as salary, as indicated on page 40.

Company Response: The Company respectfully advises the Staff that the Company no longer plans to make any payments to affiliates from the proceeds of this offering. The Company has revised its disclosure under Use of Proceeds accordingly.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 1 other than those in response to the Staff’s comments.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission
April 13, 2022

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com